UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

SeaChange International, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

811699107
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,118,145
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,118,145
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 269,048
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 269,048
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 462,807
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 462,807
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 462,807
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 462,807
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 731,855
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 731,855
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,118,145
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,118,145
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON JOHN A. BUCKETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 811699107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of SeaChange International, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 50 Nagog Park, Acton, Massachusetts 01720.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), who serves as the sole shareholder of Navigation Master Fund;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund, Navigation Master Fund and RCG PB;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

CUSIP NO. 811699107

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S;

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S;

(xv)	John A. Buckett (“Mr. Buckett”), who is a nominee for the Board of Directors; and

(xvi)	Edward Terino (“Mr. Terino”), who is a nominee for the Board of Directors.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The principal business address of Mr. Buckett is 403 West Country Drive, Duluth, Georgia 30097.  The principal business address of Mr. Terino is 25 Indian Rock Road, Suite 23, Windham, New Hampshire 03087.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund, RCG PB and Navigation Master Fund is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and Navigation Master Fund has been formed for the purpose of making equity and debt investments.  RCG PB is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Navigation Master Fund, Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.  Mr. Buckett is currently a private investor, and Mr. Terino serves as President of GET Advisory Services, LLC.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 811699107

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, Solomon, Buckett and Terino are citizens of the United States of America.  The citizenships of the persons listed on Schedules B through F are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,850,000 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund is approximately $12,740,000, excluding brokerage commissions.

The Shares purchased by Mr. Buckett were purchased with personal funds.  The aggregate purchase cost of the 1,000 Shares owned directly by Mr. Bucket is approximately $6,670, excluding brokerage commissions.

The Shares purchased by Mr. Terino were purchased with personal funds.  The aggregate purchase cost of the 10,000 Shares owned directly by Mr. Terino is approximately $67,900, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 26, 2010, Value and Opportunity Master Fund delivered a letter to the Issuer nominating Messrs. Buckett and Terino, as set forth therein (the “Nomination Letter”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2010 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2010 Annual Meeting”).  The Reporting Persons intend to engage in discussions with management and the Board of the Issuer regarding the composition of the Issuer’s Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 811699107

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,078,057 Shares outstanding as of December 7, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 10, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on April 8, 2010, Value and Opportunity Master Fund beneficially owned 1,118,145 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,118,145
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,118,145
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Navigation Master Fund

(a)	As of the close of business on April 8, 2010, Navigation Master Fund beneficially owned 462,807 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 462,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 462,807
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on April 8, 2010, Enterprise Master Fund beneficially owned 269,048 Shares.

Percentage: Less than 1%

CUSIP NO. 811699107

(b)	1. Sole power to vote or direct vote: 269,048
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 269,048
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	RCG PB

(a)	RCG PB, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 462,807 Shares owned by Navigation Master Fund.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 462,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 462,807
4. Shared power to dispose or direct the disposition: 0

(c)
RCG PB did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Navigation Master Fund during the past 60 days are set forth on Schedule A and incorporated by reference.

E.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 1,118,145 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,118,145
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,118,145
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated by reference.

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 269,048 Shares owned by Enterprise Master Fund and (ii) 462,807 Shares owned by Navigation Master Fund.

Percentage: Approximately 2.4%

CUSIP NO. 811699107

(b)	1. Sole power to vote or direct vote: 731,855
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 731,855
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Enterprise Master Fund and Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 1,118,145 Shares owned by Value and Opportunity Master Fund, (ii) 462,807 Shares owned by Navigation Master Fund and (iii) 269,048 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 1,850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,000
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund in the past 60 days are set forth in Schedule A and incorporated by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 1,118,145 Shares owned by Value and Opportunity Master Fund, (ii) 462,807 Shares owned by Navigation Master Fund and (iii) 269,048 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 1,850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,000
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund in the past 60 days are set forth in Schedule A and incorporated by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 1,118,145 Shares owned by Value and Opportunity Master Fund, (ii) 462,807 Shares owned by Navigation Master Fund and (iii) 269,048 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.0%

CUSIP NO. 811699107

(b)	1. Sole power to vote or direct vote: 1,850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,000
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund in the past 60 days are set forth in Schedule A and incorporated by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 1,118,145 Shares owned by Value and Opportunity Master Fund, (ii) 462,807 Shares owned by Navigation Master Fund and (iii) 269,048 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 1,850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,000
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund in the past 60 days are set forth in Schedule A and incorporated by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 1,118,145 Shares owned by Value and Opportunity Master Fund, (ii) 462,807 Shares owned by Navigation Master Fund and (iii) 269,048 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,850,000

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares in the past 60 days. The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund in the past 60 days are set forth in Schedule A and incorporated by reference.

CUSIP NO. 811699107

L.	Mr. Buckett

(a)
As of the close of business on April 8, 2010, Mr. Buckett directly owned 1,000 Shares.  Mr. Buckett, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 1,118,145 Shares owned by Value and Opportunity Master Fund, (ii) 462,807 Shares owned by Navigation Master Fund and (iii) 269,048 Shares owned by Enterprise Master Fund.  Mr. Buckett disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, Navigation Master Fund and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Buckett during the past 60 days are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

M.           Mr. Terino

(a)
As of the close of business on April 8, 2010, Mr. Terino directly owned 10,000 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 1,118,145 Shares owned by Value and Opportunity Master Fund, (ii) 462,807 Shares owned by Navigation Master Fund and (iii) 269,048 Shares owned by Enterprise Master Fund.  Mr. Terino disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, Navigation Master Fund and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Terino during the past 60 days are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 811699107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 9, 2010, the Reporting Persons entered into a Joint Filing and Solicitation in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Value and Opportunity Master Fund to the Issuer’s Board of Directors at the 2010 Annual Meeting (the “Solicitation”), and (c) Value and Opportunity Master Fund, Enterprise Master Fund and Navigation Master Fund agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Value and Opportunity Master Fund has agreed to indemnify Messrs. Buckett and Terino against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Value and Opportunity Master Fund has agreed to compensate Messrs. Buckett and Terino for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Pursuant to the terms of the Compensation Letter Agreements, Value and Opportunity Master Fund has agreed to pay each of Messrs. Buckett and Terino (i) $10,000 in cash upon the submission of the Nomination Letter and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies in favor of Messrs. Buckett’s and Terino’s election as a director at the 2010 Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Buckett and Terino agrees to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Buckett and Terino shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Buckett and Terino agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Buckett and Terino may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, RCG PB, Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, John A. Buckett and Edward Terino, dated April 9, 2010.

99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 811699107

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney for Messrs. Buckett and Terino.

CUSIP NO. 811699107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
        its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John A. Buckett and Edward Terino

CUSIP NO. 811699107

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

14,000	6.4482	02/01/2010
2,870	6.4682	02/01/2010
5,670	6.4623	02/01/2010
3,500	6.3900	02/01/2010
9,520	6.4660	02/02/2010
7,412	6.4807	02/03/2010
6,800	6.5143	02/03/2010
23,800	6.4327	02/04/2010
5,763	6.4550	02/04/2010
17,000	6.4463	02/05/2010
1,972	6.4339	02/05/2010
12,240	6.4891	02/08/2010
4,437	6.5180	02/08/2010
4,692	6.5712	02/09/2010
10,880	6.5795	02/10/2010
12,852	6.8242	02/12/2010
136	6.8200	02/12/2010
10,200	6.9378	02/06/2010
13,600	6.9953	02/17/2010
8,840	7.0342	02/18/2010
8,160	7.1423	02/19/2010
17,000	7.2048	02/22/2010
5,440	7.2075	02/23/2010
11,900	7.1826	02/24/2010
21,060	7.1348	02/25/2010
18,040	7.1873	02/26/2010
12,988	7.1509	03/01/2010
35,972	7.2439	03/02/2010
17,000	7.4171	03/03/2010
5,644	7.4597	03/04/2010
4,556	7.5883	03/05/2010
17,000	7.5829	03/11/2010
5,965	7.1331	03/12/2010
33,574	7.2173	03/12/2010
12,920	7.1662	03/15/2010
21,080	7.1315	03/16/2010
17,000	7.1471	03/16/2010
105	7.2300	03/16/2010
6,800	7.2550	03/17/2010
13,600	7.2233	03/17/2010
13,600	7.2221	03/18/2010
4,148	7.1620	03/18/2010

CUSIP NO. 811699107

12,852	7.0932	03/19/2010
10,200	7.0506	03/19/2010
272	7.0963	03/22/2010
20,128	7.5903	03/23/2010
5,682	7.3465	03/26/2010
11,859	7.2879	03/29/2010
10,815	7.1601	03/30/2010
14,654	7.1757	03/31/2010
10,404	7.1626	03/31/2010
3,400	7.2000	04/01/2010
4,051	7.2277	04/01/2010
49,712	7.2442	04/01/2010
136	7.2390	04/05/2010
1,024	7.2878	04/05/2010
20,400	8.0000	04/06/2010
7,000	7.7804	04/06/2010
59,946	7.8157	04/06/2010
23,800	7.9714	04/07/2010
9,475	7.9321	04/07/2010

RAMIUS NAVIGATION MASTER FUND LTD

3,000	6.4482	02/01/2010
615	6.4682	02/01/2010
1,215	6.4623	02/01/2010
750	6.3900	02/01/2010
2,380	6.4660	02/02/2010
1,853	6.4807	02/03/2010
1,700	6.5143	02/03/2010
5,950	6.4327	02/04/2010
1,441	6.4550	02/04/2010
4,250	6.4463	02/05/2010
493	6.4339	02/05/2010
3,060	6.4891	02/08/2010
1,109	6.5180	02/08/2010
1,173	6.5712	02/09/2010
2,720	6.5795	02/10/2010
3,213	6.8242	02/12/2010
34	6.8200	02/12/2010
2,550	6.9378	02/06/2010
3,400	6.9953	02/17/2010
2,210	7.0342	02/18/2010
2,040	7.1423	02/19/2010
4,250	7.2048	02/22/2010
1,360	7.2075	02/23/2010
2,975	7.1826	02/24/2010
5,265	7.1348	02/25/2010
4,510	7.1873	02/26/2010
3,247	7.1509	03/01/2010
8,993	7.2439	03/02/2010
4,250	7.4171	03/03/2010

CUSIP NO. 811699107

1,328	7.4597	03/04/2010
1,072	7.5883	03/05/2010
4,000	7.5829	03/11/2010
1,403	7.1331	03/12/2010
7,900	7.2173	03/12/2010
3,040	7.1662	03/15/2010
4,960	7.1315	03/16/2010
4,000	7.1471	03/16/2010
25	7.2300	03/16/2010
1,600	7.2550	03/17/2010
3,200	7.2233	03/17/2010
3,200	7.2221	03/18/2010
976	7.1620	03/18/2010
3,024	7.0932	03/19/2010
2,400	7.0506	03/19/2010
64	7.0963	03/22/2010
4,736	7.5903	03/23/2010
1,337	7.3465	03/26/2010
2,790	7.2879	03/29/2010
2,545	7.1601	03/30/2010
3,448	7.1757	03/31/2010
2,448	7.1626	03/31/2010
800	7.2000	04/01/2010
953	7.2277	04/01/2010
11,696	7.2442	04/01/2010
32	7.2390	04/05/2010
241	7.2878	04/05/2010
4,800	8.0000	04/06/2010
1,647	7.7804	04/06/2010
14,105	7.8157	04/06/2010
5,600	7.9714	04/07/2010
2,229	7.9321	04/07/2010

RAMIUS ENTERPRISE MASTER FUND LTD

3,000	6.4482	02/01/2010
615	6.4682	02/01/2010
1,215	6.4623	02/01/2010
750	6.3900	02/01/2010
2,100	6.4660	02/02/2010
1,635	6.4807	02/03/2010
1,500	6.5143	02/03/2010
5,250	6.4327	02/04/2010
1,271	6.4550	02/04/2010
3,750	6.4463	02/05/2010
435	6.4339	02/05/2010
2,700	6.4891	02/08/2010
979	6.5180	02/08/2010
1,035	6.5712	02/09/2010
2,400	6.5795	02/10/2010
2,835	6.8242	02/12/2010

CUSIP NO. 811699107

30	6.8200	02/12/2010
2,250	6.9378	02/06/2010
3,000	6.9953	02/17/2010
1,950	7.0342	02/18/2010
1,800	7.1423	02/19/2010
3,750	7.2048	02/22/2010
1,200	7.2075	02/23/2010
2,625	7.1826	02/24/2010
4,646	7.1348	02/25/2010
3,979	7.1873	02/26/2010
2,865	7.1509	03/01/2010
7,935	7.2439	03/02/2010
3,750	7.4171	03/03/2010
1,328	7.4597	03/04/2010
1,072	7.5883	03/05/2010
4,000	7.5829	03/11/2010
1,403	7.1331	03/12/2010
7,900	7.2173	03/12/2010
3,040	7.1662	03/15/2010
4,960	7.1315	03/16/2010
4,000	7.1471	03/16/2010
25	7.2300	03/16/2010
1,600	7.2550	03/17/2010
3,200	7.2233	03/17/2010
3,200	7.2221	03/18/2010
976	7.1620	03/18/2010
3,024	7.0932	03/19/2010
2,400	7.0506	03/19/2010
64	7.0963	03/22/2010
4,736	7.5903	03/23/2010
1,337	7.3465	03/26/2010
2,790	7.2879	03/29/2010
2,545	7.1601	03/30/2010
3,448	7.1757	03/31/2010
2,448	7.1626	03/31/2010
800	7.2000	04/01/2010
953	7.2277	04/01/2010
11,696	7.2442	04/01/2010
32	7.2390	04/05/2010
241	7.2878	04/05/2010
4,800	8.0000	04/06/2010
1,647	7.7804	04/06/2010
14,105	7.8157	04/06/2010
5,600	7.9714	04/07/2010
2,229	7.9321	04/07/2010

JOHN A. BUCKETT

1,000	6.6700	02/10/2010

EDWARD TERINO

10,000	6.7900	02/09/2010

CUSIP NO. 811699107

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chairman of the Investment Committee of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 811699107

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 811699107

SCHEDULE D

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 811699107

SCHEDULE E

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 811699107

SCHEDULE F

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Christopher A. White Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States